JOINT PRESS RELEASE
BY HORNBACH HOLDING AG AND HORNBACH-BAUMARKT-AG

Preliminary Results for the 2003/2004 Financial Year

HORNBACH Group Headed for Success - Considerable Improvement in Sales and Earnings

- Consolidated sales up by 20 %
- 5.2 % increase in like-for-like sales at DIY megastores with garden centers
- Consolidated earnings improve even more sharply than sales

Neustadt an der Weinstrasse / Bornheim bei Landau, April 07, 2004.
Thanks to the highly pleasing performance of its 110 DIY megastores with garden centers in the 2003/2004 financial year (March 1, 2003 to February 29, 2004), the HORNBACH Group has made up for the dip in earnings seen in the previous year. Significant increases were reported in both sales and earnings. As can be seen from the preliminary figures, consolidated sales at HORNBACH HOLDING AG rose by 20 % to € 2,057 m (previous year: € 1,709 m). At 32 %, the increase in consolidated earnings before tax and extraordinary items to more than € 46m exceeded the rise in sales (previous year: € 35.4m). The HORNBACH-Baumarkt-AG Subgroup, which is also publicly quoted, saw its pre-tax earnings increase by 75 % to more than € 44m, while its sales showed year-on-year growth of more than 18 %. The results correspond to the forecasts most recently made by the two companies in their nine-month interim reports.

Preliminary Key Figures for the 2003/2004 Financial Year (IFRS)

	HORNBACH HOLDING AG (ISIN DE0006083439)			HORNBACH-Baumarkt-AG (ISIN DE0006084403)		
Figures in € m	± %	2003/04	2002/03	± %	2003/04	2002/03
Net sales (NS)	20%	**2,057**	1,709	18%	**1,923**	1,628
- of which in Germany	13%	**1,446**	1,285	9%	**1,312**	1,204
- of which International	44%	**611**	424	44%	**611**	424
Gross margin (Gross profit as % of NS)		**35.4%**	34.9%		**35.9%**	35.3%
EBITDA	11%	**152**	137	23%	**127**	103
EBIT	19%	**80**	68	41%	**65**	46
Consolidated earnings before tax and extraordinary items	32%	**46**	35	75%	**44**	25

As of the reporting date on February 29, 2004, the HORNBACH HOLDING AG Group consisted of the HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH (HBU) and HORNBACH Immobilien AG Subgroups, as well as Lafiora HORNBACH Florapark GmbH. The four specialist garden centers operated by Lafiora were reintegrated into HORNBACH-Baumarkt-AG as of March 1, 2004.

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HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

HORNBACH HOLDING AG saw a 20 % increase in its consolidated sales (excluding sales tax) to € 2,057m in the 2003/2004 financial year (previous year: € 1,709m). The net sales of the HORNBACH-Baumarkt-AG Subgroup rose by 18 % to € 1,923m over the same period (previous year: € 1,628m).

DIY comes back into fashion

The overall positive developments seen in the sector in 2003 provided a favorable environment for the performance of HORNBACH-Baumarkt-AG, by far the largest subsidiary of HORNBACH HOLDING AG.

The DIY sector in Germany witnessed a revival in the fortunes of home improvement among customers. Following initial negative forecasts for the 2003 calendar year, the Federal Association of German Home Improvement, DIY and Garden Stores (BHB) reported like-for-like sales growth amounting to 2.1 % at the end of the year (2002: minus 3.1 %). Like-for-like sales at HORNBACH grew by 3.3 % over the same period. In terms of the company's 2003/2004 financial year, and thanks in particular to the especially robust final quarter (December to February), the rise in like-for-like sales was even more significant – plus 4.4 % in Germany and plus 5.2 % across the Group.

Significant rise in earnings since previous year

The high level of investment in the company's expansion, market presence and customer focus, which had dampened earnings particularly in the previous year, began to bear fruit in the 2003/2004 financial year. A considerable year-on-year improvement was seen in the earnings figures. The preliminary key figures compiled in line with IFRS international accounting standards are presented in the above table. The rise in earnings was primarily driven by profit contributions from new stores and like-for-like sales growth (plus 5.2 %), as well as by a slight year-on-year improvement in the gross margin and a relative decline in administration and pre-opening expenses. Earnings at the HORNBACH HOLDING AG Group continued to be burdened by losses incurred at the HORNBACH Baustoff Union GmbH Subgroup and at Lafiora HORNBACH Florapark GmbH.

Dividend at same level as in previous year

The HORNBACH Group has traditionally attached great importance to continuity in its dividend policies. The dividend has remained stable since the 1994/95 financial year. The Board of Management intends to propose that the dividend distributed for the 2003/2004 financial year once again remain at the same level as in the previous year. HORNBACH-Baumarkt-AG distributed € 0.87 per ordinary share for the 2002/03 financial year. HORNBACH HOLDING AG most recently paid € 1.14 per preference share and € 1.08 per ordinary share.

HORNBACH-Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – invest@hornbach.com

A total of 110 DIY megastores with garden centers were in operation across the Group at the end of the 2003/2004 financial year (previous year: 102). In addition to the 83 outlets in Germany, there were a total of 27 DIY megastores in other European countries – Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (4), Switzerland (2) and Sweden (1). International sales constituted around 32 % of overall sales at the HORNBACH-Baumarkt-AG Subgroup. With total sales areas of almost 1,116,000 m², the average sales area per store amounted to 10,142 m² (previous year: 9,948 m²). This means that HORNBACH is the only DIY company in Europe to have exceeded the 10,000 m² mark in terms of its average store size. Including the four Lafiora specialist garden centers, the HORNBACH Group operated a total of 114 retail outlets as of February 29, 2004, as well as the 20 professional builders merchants outlets run by HBU.

The definitive figures for the 2003/2004 financial year will be published together with the interim report for the first quarter of the current 2004/2005 financial year at the Financial Statements Press and Analysts' Conference to be held on June 25, 2004.

Financial Calendar

■ June 25, 2004	**Financial Statements Press Conference**: 2003/2004 **Interim Report** as of May 1, 2004
■ September 2, 2004	**Annual General Meeting: HORNBACH-Baumarkt-AG** Frankfurt am Main
■ September 3, 2004	**Annual General Meeting: HORNBACH HOLDING AG** Frankfurt am Main
■ September 30, 2004	**Interim Report** as of August 31, 2004
■ December 21, 2004	**Interim Report** as of November 30, 2004

Contacts

Investor Relations

Axel Müller
76878 Bornheim
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press / Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet: www.hornbach-holding.com
www.hornbach.com